Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

SPEEDWAY MOTORSPORTS, INC.

ACTUAL AND PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31:					Six Months Ended June 30,
Actual Ratios of Earnings to Fixed Charges	2008	2007	2006	2005	2004	2009
Income from continuing operations before income taxes	$178,345	$116,476	$184,380	$177,201	$121,812	$32,562
Equity investee losses (earnings)	(1,572)	57,422	3,343	272	110	58,797

	176,773	173,898	187,723	177,473	121,922	91,359

Fixed charges, excluding capitalized amounts:
Interest expense, including amortization of financing costs	39,781	28,894	26,458	27,321	22,052	18,185

Earnings as defined	216,554	202,792	214,181	204,794	143,974	109,544

Fixed charges:
Interest expense, including amortization of financing costs	39,781	28,894	26,458	27,321	22,052	18,185
Capitalized interest	1,484	1,793	2,202	862	1,126	278

Fixed charges	$41,265	$30,687	$28,660	$28,183	$23,178	$18,463

Ratio of Earnings to Fixed Charges	5.2x	6.6x	7.5x	7.3x	6.2x	5.9x

Pro Forma Ratios of Earnings to Fixed Charges (1)	Six Months Ended June 30, 2009	Year Ended December 31, 2008

Pro forma income from continuing operations before income taxes	$22,235	$163,811
Equity investee losses (earnings)	58,797	(1,572)

	81,032	162,239

Pro forma fixed charges, excluding capitalized amounts:
Interest expense, including amortization of financing costs	28,512	54,315

Pro forma earnings as defined	109,544	216,554

Pro forma fixed charges:
Interest expense, including amortization of financing costs	28,512	54,315
Capitalized interest	278	1,484

Pro forma interest expense, including amortization of financing costs	$28,790	$55,799

Pro forma Ratio of Earnings to Fixed Charges	3.8x	3.9x

(1)	Using an effective interest rate for the Private Notes of 9 3/8%.